NewCardio, Inc. – 2350 Mission College Boulevard – Suite 1175 – Santa Clara, CA – 95054

July 14, 2010

Via Edgar and Federal Express
United States Securities and Exchange Commission
Washington, D.C. 20549-6010
Division of Corporation Finance

Re:
NewCardio, Inc.
Form RW-WD Withdrawal of Request for Withdrawal of Registration Statement on Form S-1
Form RW Request for Withdrawal of Registration Statement on Form S-1
(SEC File No. 333-166477) filed May 3, 2010

Ladies and Gentlemen:

Pursuant to Rule 477 (the “Rule”) promulgated under the Securities Act of 1933, as amended (the “Act”), NewCardio, Inc., a Delaware corporation (the “Company”) hereby withdraws its request for withdrawal of the Company’s registration statement on Form S-1, together with all exhibits thereto (collectively, the “Registration Statement”) filed with the Commission (SEC File No. 333-166477), which request for withdrawal was filed on July 13, 2010 on EDGAR with the Securities and Exchange Commission (the “Commission”) under accession no. 0001013762-10-001592 and, pursuant to the Rule and this withdrawal request, requests that the Commission consent to the immediate withdrawal of the Company’s registration statement on Form S-1, together with all exhibits thereto (collectively, the “Registration Statement”) filed with the Commission (SEC File No. 333-166477).  The Registration Statement was filed on May 3, 2010 and has not become effective.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.  However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.The Company may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

Accordingly, the Company hereby respectfully requests that a consent to this withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.  Please forward copies of the consent to the withdrawal of the Registration Statement to the undersigned via facsimile at 775.254.5118 and via mail at 2350 Mission College Boulevard, Suite 1175, Santa Clara, CA 95054, with a copy to Thomas Rose of Sichenzia Ross Friedman Ference LLP, via facsimile at 212.930.9725.

Sincerely,
NewCardio, Inc.
/s/ Richard D. Brounstein
Richard D. Brounstein, CFO